SOUTHPORT, CONNECTICUT 06890 U.S.A.
October 27, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2005
File No. 1-10435
Dear Mr. Hartz:
In connection with our recent correspondence related to your review of Sturm, Ruger & Company, Inc.’s Form 10-K for the year ended December 31, 2005, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information, please call me at (203) 259-7843.
Sincerely,
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Fifer
S. Sanetti
L. Gasper
D. Renken
J. Dorr (Wildman, Harrold)
J. LaGueux (Patterson, Belknap)
P. Siciliano (McGladrey & Pullen)